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                           TOUCHSTONE RESOURCES, LTD.
                           1260-609 Granville Street
                             Vancouver, BC V7Y 1G5
                                  713-784-1113



                                             June 6, 2002

VIA EDGAR

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

              Re: Touchstone Resources, Ltd. Form 10-SB/A Registration Statement
                  Filed on May 2, 2002, File No. 000-32591

Ladies and Gentlemen:

         Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended (the "Securities Act"), Touchstone Resources, Ltd., a British Columbia corporation (the "Registrant"), hereby respectfully makes application to the Securities and Exchange Commission (the "Commission") to withdraw the above-referenced registration statement, together with all exhibits, amendments and supplements thereto (the "Registration Statement"), with such application to be approved effective as of the date hereof or at the earliest practical date thereafter. No securities were sold pursuant to this Registration Statement.

         The Registration Statement was first filed with the Commission on March 11, 2002 and an amendment was subsequently filed on May 2, 2002. As discussed by our counsel with Johanna Vega Losert, Commission Attorney-Advisor, we are withdrawing the Registration Statement prior to its effectiveness, to allow us the time necessary to respond to the Commission's comments issued in its May 23, 2002 letter addressed to Mark Bush, President of Touchstone Resources, Ltd. Upon filing a new Registration Statement, we will provide a marked copy and a response to the Commission's comments raised in its letter of May 23, 2002.

         If you have any questions or comments please feel free to contact us.


                                             Very truly yours,

                                             /s/ Mark A. Bush
                                                 President
CC: Johanna Vega Losert,
    SEC Attorney-Advisor